UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. on May 9, 2018: Navigator Holdings Ltd. Preliminary Results for the Three Months Ended March 31, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 9, 2018	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer

Exhibit 1

Navigator Holdings Ltd. Preliminary Results For the Three Months Ended March 31, 2018

Highlights

•	Navigator Holdings Ltd. (the “Company”) reported net income of $0.7 million and earnings per share of $0.01 for the three months ended March 31, 2018.

•	EBITDA(1) was $30.5 million for the three months ended March 31, 2018.

•	Maintained strong fleet utilization of 91.7% for the three months ended March 31, 2018.

•	During the first quarter of 2018 the Company took an additional vessel into in-house technical management taking the total number of in-house managed vessels to ten.

•	During the three months ended March 31, 2018, the Company made an initial Capital Contribution of $10.0 million in connection with the execution of definitive agreements relating to a 50/50 joint venture with Enterprise Products Partners L.P. to build a new ethylene marine export terminal along the U.S. Gulf Coast. The terminal will have the capacity to export approximately one million tons of ethylene per year and is expected to commence operation in the fourth quarter of 2019.

1 EBITDA is a non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA for the three months ended March 31, 2018:

$’000’s
Net income	$696
Interest expense	10,524
Interest income	(152)
Income taxes	82
Depreciation and amortization	19,381

EBITDA	$30,531

A Form 6-K with more detailed information on our first quarter 2018 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release for the quarter ended March 31, 2018.

Conference Call Details:

Tomorrow, Thursday, May 10, 2018, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Thursday, May 17, 2018 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to meet our expectations regarding the construction and financing of our proposed Export Terminal Joint Venture and our expectations regarding the financial success of such terminal.

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	March 31, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$50,814
Accounts receivable, net	14,889	13,173
Accrued income	15,791	2,935
Prepaid expenses and other current assets	10,964	16,486
Bunkers and lubricant oils	8,008	7,520
Insurance recoverable	376	99

Total current assets	112,137	91,027

Non-current assets
Vessels in operation, net	1,740,139	1,722,582
Investment in equity accounted joint venture	—	10,494
Property, plant and equipment, net	1,611	1,614

Total non-current assets	1,741,750	1,734,690

Total assets	$1,853,887	$1,825,717

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$76,287
Accounts payable	8,071	7,594
Accrued expenses and other liabilities	12,478	12,057
Accrued interest	3,500	1,840
Deferred income	4,824	3,903

Total current liabilities	110,432	101,681

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	664,449
Senior unsecured bond, net of deferred financing costs	98,584	98,698

Total non-current liabilities	780,242	763,147

Total liabilities	890,674	864,828
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	589,743
Accumulated other comprehensive loss	(277)	(254)
Retained earnings	373,499	370,843

Total stockholders’ equity	963,213	960,889

Total liabilities and stockholders’ equity	$1,853,887	$1,825,717

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2017	2018
Revenues
Operating revenue	$77,320	$77,807

Expenses
Brokerage commissions	1,525	1,141
Voyage expenses	15,000	14,978
Vessel operating expenses	23,905	26,710
Depreciation and amortization	17,634	19,381
General and administrative costs	2,752	4,232
Other corporate expenses	623	215

Total operating expenses	61,439	66,657

Operating income	15,881	11,150

Other income/(expense)
Interest expense	(8,927)	(10,524)
Write off of deferred financing costs	(653)	—
Write off of call premium and redemption charges on 9% unsecured bond	(3,517)	—
Interest income	113	152

Income before income taxes	2,897	778
Income taxes	(159)	(82)

Net income	$2,738	$696

Earnings per share:
Basic:	$0.05	$0.01
Diluted:	$0.05	$0.01

Weighted average number of shares outstanding:
Basic:	55,445,661	55,546,634
Diluted:	55,819,401	55,915,174

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2017	Three Months ended March 31, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$2,738	$696

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,634	19,381
Credit / (Payment) of drydocking costs	9	(1,524)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Amortization of share-based compensation	409	310
Amortization of deferred financing costs	1,345	568
Unrealized foreign exchange	17	(41)

Changes in operating assets and liabilities
Accounts receivable	(5,211)	1,716
Bunkers and lubricant oils	(346)	488
Prepaid expenses and other current assets	(3,492)	7,334
Accounts payable, accrued interest and other liabilities	323	(3,479)

Net cash provided by operating activities	15,926	22,097

Cash flows from investing activities
Payment to acquire vessels	(636)	(193)
Investment in equity accounted joint venture	—	(10,494)
Payment for vessels under construction	(84,597)	—
Purchase of other property, plant and equipment	(1,160)	(45)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	486	277

Net cash used in investing activities	(85,627)	(10,455)

Cash flows from financing activities
Proceeds from secured term loan facilities	106,808	—
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,798)	—
Repayment of secured term loan facilities	(19,433)	(22,937)

Net cash provided by/(used in) financing activities	58,077	(22,937)

Net decrease in cash and cash equivalents	(11,624)	(11,295)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$45,648	$50,814

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$6,329	$11,616

Total tax paid during the period	$82	$4